UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF
1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number of issuing entity: 333-159922-01

BMW VEHICLE OWNER TRUST 2010-A
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-159922

BMW FS SECURITIES LLC
(Exact name of depositor as specified in its charter)

BMW FINANCIAL SERVICES NA, LLC
(Exact name of sponsor as specified in its charter)

BMW Financial Services NA, LLC
300 Chestnut Ridge Road
Woodcliff Lake, NJ 07677
201-307-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

BMW Vehicle Owner Trust 2010-A: Class A-1, Class A-2, Class A-3 and Class A-4 Asset Backed Notes
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)          ☐
Rule 12g-4(a)(2)          ☐
Rule 12h-3(b)(1)(i)      ☐
Rule 12h-3(b)(1)(ii)     ☐
Rule 15d-6                   ☐
Rule 15d-22(b)             X

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, BMW Vehicle Owner Trust 2010-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 26, 2013

BMW VEHICLE OWNER TRUST 2010-A
(Issuing Entity)
By: BMW Financial Services NA, LLC, solely as servicer
By: /s/ Joachim Hensel Name: Joachim Hensel
Title: Vice President – Finance & CFO